Exhibit 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, (in millions, except ratios)	2009
Excluding interest on deposits
Income before income tax expense and extraordinary gain	$3,056

Fixed charges:
Interest expense	2,873
One-third of rents, net of income from subleases (a)	143

Total fixed charges	3,016

Add: Equity in undistributed loss of affiliates	34

Income before income tax expense and extraordinary gain and fixed charges, excluding capitalized interest	$6,106

Fixed charges, as above	$3,016

Ratio of earnings to fixed charges	2.02

Including interest on deposits
Fixed charges, as above	$3,016
Add: Interest on deposits	1,686

Total fixed charges and interest on deposits	$4,702

Income before income tax expense and extraordinary gain and fixed charges, excluding capitalized interest, as above	$6,106
Add: Interest on deposits	1,686

Total income before income tax expense and extraordinary gain, fixed charges and interest on deposits	$7,792

Ratio of earnings to fixed charges	1.66

(a)	The proportion deemed representative of the interest factor.